FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October 2004
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THE HARMONY WAY?
Are there Irregularities in Harmony's Reserves and Resource Declarations?
The quantity of reserves that any resources or mining company has is the single most important measure the market has of valuing such a company. Therefore, mis-statements in, or manipulation of, reserve statements are generally viewed in a very serious light by regulators and shareholders alike. A case in point is Royal Dutch/Shell which, in recent months, restated its reserves downward significantly. This downward revision has resulted in fines in excess of US$150 million on Royal Dutch/Shell and the punishing of the company's share price.
Every ounce of reserves published by Gold Fields is supported by an independent audit opinion. The same cannot be said of Harmony. It is for these reasons that we believe that both Gold Fields and Harmony shareholders are owed an explanation about the material discrepancies in Harmony's published reserve numbers. Harmony indicated that they will publish an updated reserve statement by December. However, given that Harmony's first stage offer expires on 26 November, this is too late for Gold Fields shareholders who cannot be expected to make an informed decision on the Harmony offer while discrepancies of this nature remain unexplained.
In its Annual Reports for 2003 and 2004, Harmony claims to have 62 million ounces of reserves. Neither of these declarations are supported by an independent audit opinion.
On 23 March 2004, three months before the date of the 2004 Annual Report, Steffen, Robertson and Kirsten (SRK) issued "An Independent Person's Report On Certain Mining Assets Of Avgold And Harmony Gold Mining Limited" in which it was stated that the combined Avgold/Harmony proven and probable reserves were 39 million ounces. This report is included in the offering circular sent to Gold Fields shareholders in South Africa. Also included in the offering circular is a "Report On Significant Changes To The Operations Since The Publication Of The Independent Persons Report" referred to above.
On Page 2 of the Report On Significant Changes it is stated that: "As at 30 June 2004, Harmony's mining operations reported total proven and probable reserves of approximately 62 million ounces," in contrast to the 39 million ounces reported in the SRK report of 23 March 2004. The only explanation for this increase is given on page 7 of the same report, where it is stated that the reserve position at the Hidden Valley project in Papau New Guinea is 2 million ounces.
How is it possible for SRK's Independent Person's Report on 23 March to identify only 39 million ounces of reserves, and for Harmony, on 30 June, to restate (unaudited) their reserves to 62 million ounces without any reasonable explanation? Where does the additional 23 million ounces come from?
On 4 November 2004 Harmony's marketing director, Ferdi Dippenaar, was quoted in the Financial Times responding as follows to the questions raised in this regard by Gold Fields in its formal response document to the offer: "Harmony's reserve figures had been affected by a number of large acquisitions, and had been audited by industry consultants."
The truth is, Harmony did not make any large acquisitions between 23 March 2004 and 30 July 2004 and Harmony's reserve statement of 62 million ounces included in their 2004 Annual Report and the circular to Gold Fields' South African shareholders was not audited by industry consultants.
In the United States, Gold Fields Limited ("Gold Fields") has filed a Solicitation/Recommendation Statement with the US Securities and Exchange Commission (the "SEC") on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC's website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC's website.
Information included in this document relating to Harmony and its business has been derived solely from publicly available sources. While Gold Fields has included information in this document regarding Harmony that is known to Gold Fields based on publicly available information, Gold Fields has not had access to non-public information regarding Harmony and could not use such information for the purpose of preparing this document. Although Gold Fields is not aware of anything that would indicate that statements relating to Harmony contained in this document are inaccurate or incomplete, Gold Fields is not in a position to verify information concerning Harmony. Gold Fields and its directors and officers are not aware of any errors in such information. Subject to the foregoing and to the maximum extent permitted by law, Gold Fields and its directors and officers disclaim all liability for information concerning Harmony included in this document.
The directors of Gold Fields accept responsibility for the information contained in this document. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.
Copies of this document are not being made available, and must not be mailed, forwarded, transmitted or otherwise distributed or sent in or into Australia, Canada, Japan, the Republic of Ireland or any other jurisdiction in which it is illegal to make the offer and persons receiving this document (including custodians, nominees and trustees) must not distribute, forward, mail, transmit or send it in or into or from Australia, Canada, Japan, the Republic of Ireland or any such other jurisdiction.
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In the United States, Gold Fields Limited ("Gold Fields") has filed a Solicitation/Recommendation Statement with the US Securities and Exchange Commission (the "SEC") on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC's website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC's website.
Information included in this document relating to Harmony and its business has been derived solely from publicly available sources. While Gold Fields has included information in this document regarding Harmony that is known to Gold Fields based on publicly available information, Gold Fields has not had access to non-public information regarding Harmony and could not use such information for the purpose of preparing this document. Although Gold Fields is not aware of anything that would indicate that statements relating to Harmony contained in this document are inaccurate or incomplete, Gold Fields is not in a position to verify information concerning Harmony. Gold Fields and its directors and officers are not aware of any errors in such information. Subject to the foregoing and to the maximum extent permitted by law, Gold Fields and its directors and officers disclaim all liability for information concerning Harmony included in this document.
The directors of Gold Fields accept responsibility for the information contained in this document. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.
Copies of this document are not being made available, and must not be mailed, forwarded, transmitted or otherwise distributed or sent in or into Australia, Canada, Japan, the Republic of Ireland or any other jurisdiction in which it is illegal to make the offer and persons receiving this document (including custodians, nominees and trustees) must not distribute, forward, mail, transmit or send it in or into or from Australia, Canada, Japan, the Republic of Ireland or any such other jurisdiction.
2
The Evander Reserve Statements Illustrate the Point
To illustrate some of the lack of clarity relating to Harmony's proven and probable reserve position it is instructive to take a closer look at the stated proven and probable reserve position for Evander.
In examining the Evander declarations Harmony presents varying proven and probable reserve declaration numbers, making it difficult to determine the proven and probable reserve position at this mine. The table below reflects the declarations for Evander made by Harmony since June 2003:
Date
Reserves
(Moz)
Gold price
(R/kg)
F2003 annual report
June 2003 15.9 93,000
F2003 20-F filing
June 2003 15.9 93,000
Avgold/Harmony Competent Persons Report (CPR)
April 2004 9.0 93,000
Avgold/Harmony CPR - Life of Mine figures
April 2004 9.8 93,000
Avgold/Harmony CPR - Technical
Economic Model
April 2004 3.5 93,000
F2004 annual report
June 2004 15.8 92,000
F2004 20-F filing
June 2004 15.8 92,000
In its 2003 Annual Report Harmony stated that Evander had 15.9 million ounces of reserves, calculated at a gold price of R93,000 per kilogram. This number appears to include the marginal Rolspruit and Poplar projects. In the same Annual Report it is stated that the Rolspruit and Poplar projects need a gold price of more than R100,000 per kilogram before the viability of these projects could be revisited. Is it correct for the Rolspruit and Poplar projects to be included in the reserve numbers for Evander in either of the 2003 or 2004 declarations?
To further cloud the issue:
In the Avgold/Harmony CPR published in March 2004, the reserve number for Evander is 9 million ounces calculated using a gold price of R93,000 per kilogram. It is also stated that the Rolspruit project is included in the probable category of reserves (26 million tons at a grade of 7.9 grams per ton which equates to 6.6 million ounces of gold) and that this project requires capital expenditure of some R5.2 billion. If, based on the CPR declarations, one excludes Rolspruit from the Evander reserves, as one would expect, the Evander reserve position reduces from 9.0 million ounces to 2.4 million ounces of gold.
On the basis that Harmony's reserves for both the 2003 Annual Report and CPR were calculated at gold prices of R93,000 per kilogram, and both the Rolspruit and Poplar projects require a price of at least R100,000 per kilogram before its viability can be reconsidered, shareholders may be asking whether it is appropriate for these projects to be included in Evander's reserve declarations. Harmony should be clear and explain the real Evander reserve position.
Issued By Gold Fields Limited
9 November 2004
Enquiries: Willie Jacobsz
Tel: +27 11 644-2460
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Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 9 November 2004
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
Relations and Corporate Affairs